1 International Game Technology PLC 2021 First Quarter Results Period ended March 31, 2021 May 11, 2021

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID-19 pandemic and the response to governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.igt.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

Business Update 3 Business Update

Strong Player Demand, Cost Discipline Drive Outstanding Q1'21 Results Record Lottery sales fueled by double-digit gains across games and regions Accelerating momentum in Gaming, both for slots and Digital & Betting activities Excellent progress on structural cost reductions Among highest Adjusted EBITDA(1) in Company history ($ and margin(2)) Return to 2019 levels for key financial metrics this year 4 Digital & Betting revenue up 85% +32% Lottery SSS Growth 40% increase in US & Canada machine units sold $450M in Adjusted EBITDA(1) (44% margin (2)) (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Margin defined as Adjusted EBITDA divided by revenue

Global Lottery Reaches Record Levels Over 30% SSS growth and a 24% increase over Q1’19 ◦ 28% growth in North America & Rest of World ◦ 52% increase in Italy ◦ Double-digit gains across games, including substantial contribution from jackpots Complete recovery from pandemic confirmed ◦ Highest revenue and profit levels in segment history ◦ Nearly 60% Adjusted EBITDA margin Q2-to-date SSS trending up 20%+ versus Q2'19 levels 5

Global Lottery: Spotlight on Broad-Based Growth

Macro dynamics supporting higher play levels

- Fewer entertainment options
- Increased U.S. disposable income
- Closure of Italy gaming halls & betting shops

Lottery is a content-driven business; new games offer fresh opportunities for player engagement

Game innovation is a powerful growth driver

- Draw-based: add-on games, progressive jackpot games, 10eLotto Extra
- Instants: higher-priced tickets, second chance games

High jackpot activity across Mega Millions, Powerball, and EuroMillions


MONEY DOTS
$5
NUMBERS
2231970


10eLotto
extra
PLATINUM
WIN UP TO $200,000!
ULTIMATE MILLIONS

6

7 The U.S. is broadly open; remaining restrictions expected to end in June ◦ Pace of vaccinations driving confidence; core players returning ◦ Substantial improvement in GGR since January Recurring revenue recovering swiftly; delivered 95% of PY ◦ Stable installed base; over 75% of U.S. casino units active in Q1 ◦ U.S. yields up sequentially even with more active units ◦ Strong-performing new MLPs: Dragon Lights, Gong Xi Fa Cai® Improved unit sales both Y/Y and sequentially; stable ASPs ◦ Regal Riches™, Lion Dance among top core video titles ◦ VLTs resilient; top titles include Wild Life Extreme, Big City 5’s Expect continued, progressive improvement throughout year Global Gaming Recovery Underway

8 GGR across main Digital activities growing 2-3x prior-year levels ◦ Primarily driven by expanding player base ◦ Mostly fueled by increases in existing markets ◦ No signs of cannibalizing land-based business Global Digital & Betting revenue(1) up 85% in Q1’21, the fastest rate in the last year Expect B2B Digital & Betting revenue to continue to increase through organic growth, including new jurisdictions Global Gaming: Spotlight on Digital & Betting Growth (1) Reported Digital & Betting revenue reflects activity across the Company’s business portfolio and includes iLottery

9 We are investing to support growth and maintain leadership positions across our three main verticals ◦ iGaming ▪ Expand content portfolio, including third-party content ▪ Maintain 20%-30% share of U.S. market, penetrate emerging international markets ◦ iLottery ▪ Build out portfolio of games ▪ Enhance platform capabilities ▪ Increase marketing to support player acquisition and retention ◦ U.S. Sports Betting ▪ Maintain status as most widely used land-based platform ▪ Turnkey solutions for commercial and tribal casino operators ▪ Proactively securing partnerships ahead of formal legislation to ensure swift market access Growing Digital & Betting Market Positions

Return to 2019 Levels for Key Financial Metrics This Year 10 Record Lottery sales and profits confirm high entertainment value of games and bolster long-term industry outlook Gaming recovery materializing quickly in the U.S. and high-growth Digital & Betting activities add to revenue and profit momentum Substantial cost savings enhance profit margin and cash flow outlook Completed sale of Italy B2C gaming businesses on May 10, 2021 Expect to significantly reduce debt and improve leverage this year

11 Financial Results

12 Note: $ in millions; EUR/USD FX daily average: 1.21 in Q1'21, 1.10 in Q1'20; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Cash conversion defined as Cash from Operations divided by Adjusted EBITDA Revenue Adjusted EBITDA(1)Operating Income Q1'21 Financial Highlights: Outstanding Lottery Results, Gaming on Path to Recovery Includes $296M in goodwill impairment charges Cash Flow ☐ Cash From Operations ☐ Free Cash Flow(1) • Achieved among the highest revenue and profit levels ever, fueled by Global Lottery performance • Sequential improvement in Global Gaming including continued momentum in Digital & Betting • On track to deliver $200M+ in structural cost savings in 2021 ◦ Achieved ~1/3 of target in Q1'21 led by product simplification and margin improvement initiatives ◦ Added benefits from operational excellence initiative to crystallize as production volumes return • Strong cash flows and cash conversion(2) for a Q1 period

Q1'21 Global Lottery Highlights: Strong Player Demand Drives Impressive Profit Growth

Revenue



505
212
10
-10
717
32
749
Q1'20
Lottery Service
Other Service
Product Sales
Excluding FX
FX
Q1'21

	Q1'21	Q1'20	Y/Y % change as reported	Y/Y % change at constant FX	Q4'20	Sequential % change as reported
Revenue	749	505	48%	42%	630	19%
Operating Income	337	144	133%	121%	195	73%
Adjusted EBITDA[1]	447	243	84%	74%	313	43%

Global SSS growth	% change at constant FX
Instants & Draw Games	27.4%
Multi-jurisdiction jackpots	94.7%
Total	32.4%

North America & Rest of world SSS growth	% change at constant FX
Instants & Draw Games	20.9%
Multi-jurisdiction jackpots	94.7%
Total	27.8%

Italy SSS growth	% change at constant FX
Instants & Draw Games	52.2%

- Significant increase in lottery service
  - 32.4% global SSS growth; up double-digits in all main geographies; includes elevated jackpot activity
  - Contribution from LMA incentives
- Product sales dynamics (less than 5% of total revenue, naturally lumpy)
  - Significant software license sale in PY
  - Partly offset by higher instant ticket printing revenue
- Operating income more than doubles on high profit flow-through of SSS growth

IGT

Note: $ in millions, except where noted otherwise
[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

13

Q1'21 Global Gaming Highlights: Recovery Drives Sequential Growth in Revenue and Profit

Revenue


310
(17)
6
7
(46)
260
5
266
Q1'20
Terminal Service
Other Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
Q1'21

Results from continuing operations	Q1'21	Q1'20	Y/Y % change as reported	Y/Y % change at constant FX	Q4'20	Sequential % change as reported
Revenue	266	310	(14)%	(16)%	255	4%
Operating loss	(19)	(6)	(208)%	(177)%	(39)	51%
Adjusted EBITDA[1]	19	31	(39)%	(35)%	(2)	NA

Installed Base (units)	Q1'21	Q1'20	Q4'20
US & Canada	34,138	35,065	34,275
Rest of world	15,227	14,763	15,025
Total	49,365	49,828	49,300
Yields[3]	$22.93	$25.67	$20.32

Machine Units Sold	Q1'21	Q1'20	Q4'20
New & expansion	884	119	666
Replacement	3,521	3,563	3,662
Total	4,405	3,682	4,328
Average selling price	$13,800	$14,000	$13,300

- Delivered over 85% of PY revenue
  - Supported by sequential increase in number of active units and yields
  - Solid machine unit sales
- Digital & Betting[1] up 85%, led by growth across all verticals
- Other Product Sales reflects multi-year strategic agreement and Italy AWP upgrades in PY
- Sequentially lower operating loss reflects
  - Improving operating leverage as revenue levels recover
  - Positive contribution from Digital & Betting growth and disciplined cost management

Note: $ in millions, except where noted otherwise; all amounts presented reflect continuing operations
(1) *Reported Digital & Betting revenue reflects activity across the Company's business portfolio and includes iLottery*
(2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
(3) Excludes L/T lease units treated as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

IGT

14

Strong Cash Generation Continues; Return to Pre-pandemic Leverage(2) by Year End 15 • Strong cash flows driven by Lottery performance and invested capital discipline • Reduced net debt by $251 million as reported, $78 million excluding favorable foreign currency impact • Sequential improvement in leverage(2) driven by strong financial results and cash flow generation • Expect to return to pre-pandemic leverage(2) levels by end of year Note: $ in millions, except where noted otherwise; all amounts presented represent continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Leverage defined as Net Debt divided by LTM Adjusted EBITDA Cash from Operations CapEx Free Cash Flow (1) Cash from Operations CapEx Free Cash Flow (1) Leverage(2) 6.39x 5.40x Q4'20 Q1'21

Solid Liquidity With No Significant Near-Term Debt Maturities 16 Euro Notes 35% Note: $ in millions, except where noted otherwise • At 3/31/21, total liquidity of $2.1B; $748M in unrestricted cash and $1.4B in additional borrowing capacity • During Q1'21, successfully refinanced ~$1.0B in 6.25% Notes due 2022 with $750M 4.125% Notes due 2026 and draw on revolving credit facilities • Net proceeds from sale of Italy gaming businesses to partially fund full redemption, by make-whole call, of €850 million 4.75% Senior Secured Euro Notes due February 2023

Summary of Key Takeaways 17 Outstanding Global Lottery performance drives strong results; progressive recovery in Global Gaming led by U.S. and Digital & Betting activities On Track for $200M+ OPtiMa savings in 2021 Strong cash flow generation continues Expect to return to pre-pandemic leverage(1) levels by end of year (1) Leverage defined as Net Debt divided by LTM Adjusted EBITDA

For Q2'21, revenue and operating income are expected to be meaningfully higher Y/Y; lower sequentially due to positive LMA incentive and jackpot activity in Q1'21 • Global Lottery SSS growth 20%+ QTD versus Q2'19 levels • Global Gaming up sequentially • CapEx sequentially accelerating to support growth, but remaining below 2019 levels • Depreciation and amortization stable Y/Y 18 Q2'21 Expectations

Key Upcoming Events Including Investor Day in November 19 Euro Notes 35% August 3, 2021 - Q2'21 Earnings October 4-7, 2021 - G2E November 9, 2021 - Q3'21 Earnings and Investor Day

20 Q&A

21 Appendix

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Q1'21 Select Performance and KPI Data 22 GLOBAL LOTTERY Q1'21 Q1'20 Y/Y Change (%) Constant Currency Change (%) (1) Revenue Service Operating and facilities management contracts 695 454 53% 47 % Upfront license fee amortization (52) (48) (9)% — % Operating and facilities management contracts, net 643 406 58% 52 % Other 83 66 24% 15 % Total service revenue 725 472 54% 47 % Product sales 23 32 (28)% (30)% Total revenue 749 505 48% 42 % Operating income 337 144 133% 121 % Adjusted EBITDA(1) 447 243 84% 74 % Q1'21 Constant Currency Change (%) (1) Q1'20 Constant Currency Change (%) (1) Global same-store sales growth (%) Instant ticket & draw games 27.4% (4.8)% Multi-jurisdiction jackpots 94.7% (30.0)% Total 32.4% (7.2)% North America & Rest of world same-store sales growth (%) Instant ticket & draw games 20.9% 0.3 % Multi-jurisdiction jackpots 94.7% (30.0)% Total 27.8% (3.5)% Italy same-store sales growth (%) Instant ticket & draw games 52.2% (19.8)%

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Excluded from yield calculations due to treatment as sales-type leases Q1'21 Select Performance and KPI Data 23 GLOBAL GAMING Q1'21 Q1'20 Y/Y Change (%) Constant Currency Change (%) (1) Revenue Service Terminal 90 106 (16)% (16)% Systems, software, and other 86 77 11% 8 % Total service revenue 175 184 (5)% (6)% Product sales Terminal 62 53 17% 14 % Other 29 73 (61)% (62)% Total product sales revenue 91 126 (28)% (30)% Total revenue 266 310 (14)% (16)% Operating loss (19) (6) (208)% (177)% Adjusted EBITDA(1) 19 31 (39)% (35)% Installed base units Casino 48,230 48,911 (1)% Casino - L/T lease (2) 1,135 917 24 % Total installed base units 49,365 49,828 (1)% Installed base units (by geography) US & Canada 34,138 35,065 (3)% Rest of world 15,227 14,763 3 % Total installed base units 49,365 49,828 (1)%

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units Q1'21 Select Performance and KPI Data 24 GLOBAL GAMING (Continued) Q1'21 Q1'20 Y/Y Change (%) Yields (by geography)(1), in absolute $ US & Canada $32.27 $33.72 (4)% Rest of world (ex-Italy) $2.58 $6.55 (61)% Total yields (ex-Italy) $22.93 $25.67 (11)% Global machine units sold New/expansion 884 119 NM Replacement 3,521 3,563 (1)% Total machine units sold 4,405 3,682 20 % US & Canada machine units sold New/expansion 620 36 NM Replacement 2,276 2,036 12 % Total machine units sold 2,896 2,072 40 % Rest of world machine units sold New/expansion 264 83 218 % Replacement 1,245 1,527 (18)% Total machine units sold 1,509 1,610 (6)% Average Selling Price (ASP), in absolute $ US & Canada $13,900 $14,300 (3)% Rest of world $13,700 $13,600 1 % Total ASP $13,800 $14,000 (1)% Gaming Systems Revenue 30 44 (32)%

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 (2) Included within consolidated revenue Q1'21 Select Performance and KPI Data 25 CONSOLIDATED Q1'21 Q1'20 Y/Y Change (%) Constant Currency Change (%) (1) Revenue (by geography) US & Canada 542 447 21% 21 % Italy 348 202 72% 58 % Rest of world 124 166 (25)% (29)% Total revenue 1,015 814 25% 20 % Digital & Betting Revenue (2) 58 32 85% 78%

$ in millions except per share amounts; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Q1'21 Summarized Income Statement 26 Q1'21 Q1'20 Y/Y Change (%) Service revenue 901 656 37 % Product sales 114 158 (28)% Total revenue 1,015 814 25 % Adjusted EBITDA(1) 450 261 72 % Operating income (loss) 260 (218) NA Interest expense, net 94 100 Foreign exchange gain, net (145) (70) Other expense, net 25 — Total non-operating (income) expenses (27) 30 Income (loss) from continuing operations before provision for (benefit from) income taxes 287 (248) Income (loss) from continuing operations 138 (247) Net income (loss) attributable to IGT PLC 92 (248) Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted $0.38 $(1.28)

Q1'21 Summarized Cash Flow Statement 27 Q1'21 Q1'20 Net Cash Flows Provided by Operating Activities 251 26 CapEx (48) (85) Free Cash Flow(1) 204 (60) Debt Proceeds/(Repayment), Net (206) 666 Other - Net (89) 11 Other Investing/Financing Activities (295) 676 Net Cash Flow (91) 616 Effect of Exchange Rates/Other (36) (10) Net Change in Cash and Restricted Cash (127) 607 $ in millions except per share amounts; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Reconciliations of Non-GAAP Measures 28 For the three months ended March 31, 2021 Global Lottery Global Gaming Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 138 Provision for income taxes 148 Interest expense, net 94 Foreign exchange gain, net (145) Other non-operating expense, net 25 Operating income (loss) 337 (19) 318 (58) 260 Depreciation 47 35 83 (1) 82 Amortization - service revenue (1) 55 — 55 — 55 Amortization - non-purchase accounting 8 1 9 1 10 Amortization - purchase accounting — — — 39 39 Stock-based compensation 1 1 2 2 4 Other — — — — — Adjusted EBITDA 447 19 466 (16) 450 Cash flows from operating activities - continuing operations 251 Capital expenditures (48) Free Cash Flow 204 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the three months ended March 31, 2020 Global Lottery Global Gaming Business Segment Total Corporate and Other Total IGT PLC Loss from continuing operations (247) Benefit from income taxes (1) Interest expense, net 100 Foreign exchange gain, net (70) Other non-operating expense, net — Operating income (loss) 144 (6) 138 (356) (218) Depreciation 46 40 85 — 86 Amortization - service revenue (1) 50 — 50 — 50 Amortization - non-purchase accounting 7 1 8 1 9 Amortization - purchase accounting — — — 47 47 Restructuring — 1 1 3 4 Stock-based compensation (4) (5) (9) (4) (13) Other — — — — — Adjusted EBITDA 243 31 274 (13) 261 Cash flows from operating activities - continuing operations 26 Capital expenditures (85) Free Cash Flow (60)